# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NextPlay Technologies Inc., CIK 0001372183
CUSIP: 65344G201
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1560 SAWGRASS CORPORATE PARKWAY, SUITE 130, SUNRISE, Florida (FL), 33323
Date of event which requires filing of this statement: 04/25/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001428740

## Reporting persons
- PUMA CAPITAL, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 443,653; shared voting power 0; sole dispositive power 443,653; shared dispositive power 0; aggregate amount beneficially owned 443,653 (7.4% of the class)

## Item 1. Issuer
Name of issuer: NextPlay Technologies Inc.
Address of issuer's principal executive offices: 1560 SAWGRASS CORPORATE PARKWAY, SUITE 130, SUNRISE, FLORIDA, 33323

## Item 2. Person Filing
Name of person filing: Puma Capital, LLC
Address of principal business office or, if none, residence:
555 Theodore Fremd Avenue
Suite C-204
Rye, NY 10580
Citizenship: Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD)

## Item 4. Ownership
Amount beneficially owned: 443,653
Percent of class: 7.43
Sole power to vote or to direct the vote: 443,653
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 443,653
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See item 3 and 4(c)

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- PUMA CAPITAL, LLC: Joshua Greenstein, President (07/18/2024)